Vasogen Inc. Contact: Glenn Neumann, Investor Relations 2505 Meadowvale Blvd Mississauga, ON, Canada L5N 5S2 tel: (905) 817-2004 fax: (905) 569-9231 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces Initial Results from Phase III ACCLAIM Trial in Chronic Heart Failure

Study did not meet primary endpoint; Endpoint Met in NYHA Class II Patient Subgroup

Conference Call to be Held Today at 8:30 a.m. ET

Mississauga, Ontario (June 26, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced initial results from the 2,414-patient phase III ACCLAIM trial of its Celacade™ technology (Celacade) in advanced chronic heart failure (HF). While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 692 patients with New York Heart Association (NYHA) Class II chronic HF (39.1% risk reduction, p=0.0003). The Company is continuing data analysis, and complete results for the ACCLAIM study are scheduled to be presented at the World Congress of Cardiology 2006, being held from September 2-6 in Barcelona, Spain.

“While ACCLAIM was a neutral study based on the total patient population that included NYHA Class II, III and IV patients, a pre-specified analysis in the subgroup of nearly 700 patients with NYHA Class II heart failure showed a powerful and very encouraging result,” said Dr. James Young, Chairman, Division of Medicine at the Cleveland Clinic Foundation and Chairman of the Steering Committee for the ACCLAIM trial. “Celacade’s broad-spectrum anti-inflammatory effects may be more beneficial in those patients who have not advanced to late stage disease, but who are at risk for doing so. From a healthcare system perspective, a therapy that reduces the rate of hospitalization in this large and underserved patient population would be very valuable. The therapy was also very well tolerated by patients, and in my experience, was better tolerated than many drug therapies used in heart failure. I would like to thank the investigators, my fellow Steering Committee members, the Data and Safety Monitoring Board and the Central Endpoints Committee for their diligent efforts in carrying out this very important, necessary, and well-executed study.”

The double blind, placebo-controlled ACCLAIM study randomized 2,414 subjects with advanced chronic HF at 176 clinical centers in seven countries. The placebo (n=1,207) and Celacade (n=1,207) groups were well balanced for all important baseline characteristics, including demographics, ejection fraction, NYHA classification, concomitant medical conditions and medications, automatic implantable cardioverter defibrillators (AICDs) and use of cardiac resynchronization therapy (CRT).

The time to death or first cardiovascular hospitalization (the primary endpoint) was not significantly different between the Celacade and placebo groups in the intention to treat (ITT) population (p=0.24), nor was there any significant difference between treatment groups for either of the components of the primary endpoint.
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…page 2, June 26, 2006

In the pre-specified subgroup of patients with NYHA Class II chronic HF (n=692), the time to death or first cardiovascular hospitalization was significantly reduced in the Celacade group (n=360) compared to the placebo group (n=332) by 39.1% (p=0.0003).

In addition to a number of secondary endpoints in the study, changes in high-sensitivity C-reactive protein (hs-CRP) were measured at baseline and 26 weeks. While changes in hs-CRP directionally favoured the Celacade group, the between group differences did not reach statistical significance in the ITT population.

Celacade was shown to be well tolerated in this patient population, who were receiving standard-of-care medications for heart failure, including diuretics, beta-blockers and ACE-inhibitors. There were no significant between-group differences for any serious adverse events.

“We are obviously disappointed that ACCLAIM did not achieve its primary endpoint, however, we are very encouraged by the strong effects seen in NYHA Class II patients,” stated David Elsley, President and CEO of Vasogen. “As the Steering Committee prepares for presentation of the full results at the upcoming World Congress of Cardiology in September, we will be completing the analysis of the ACCLAIM data and reviewing the results with regulators and prospective partners. I want to sincerely thank the patients who participated in the study, the Steering Committee, the members of the Data and Safety Monitoring Board and Central Endpoints Committee, and all the clinical investigators and study coordinators for their significant efforts in conducting the ACCLAIM study.”

About ACCLAIM
The ACCLAIM trial enrolled 2,414 patients at 176 cardiac centers throughout North America, Europe, and Israel. The study was a double-blind, placebo-controlled trial designed to definitively assess the impact of Vasogen’s Celacade™ technology on the risk of death and cardiovascular hospitalizations in patients with advanced chronic heart failure. ACCLAIM enrolled patients with New York Heart Association (NYHA) Class II, III, or IV chronic heart failure and a mean left ventricular ejection fraction (LVEF) of less than 30%, indicating patients with advanced disease. Patients who participated in the ACCLAIM trial were taking pharmaceuticals that reflect the current standard-of-care and many had implanted cardiac defibrillators and/or cardiac resynchronization devices as clinically indicated. Study patients received monthly Celacade treatments in an outpatient clinic.

About Heart Failure
Chronic HF is a major public health problem that imposes a significant burden in terms of morbidity, mortality, and the utilization of health care services. It is one of the most commonly diagnosed medical conditions affecting nearly 5 million Americans and 6.5 million Europeans. Each year, in the U.S. alone, 550,000 new cases of HF are diagnosed and nearly 300,000 deaths are associated with this condition. The five-year survival rate for patients with heart failure is only 50%. Approximately 6.5 million hospital days and up to 15 million office visits are for HF care each year in the United States alone. The health care costs associated with HF are staggering, with $29.6 billion in direct and indirect costs in the United States projected for 2006. Almost 72% ($21.3 billion) of this total represents costs associated with hospital and nursing home care, and physician and other health care professionals. More Medicare dollars are spent for the diagnosis and treatment of HF than for any other diagnosis.

Conference Call
Vasogen will conduct a conference call on Monday, June 26, 2006 at 8:30 a.m. EST. David Elsley, President and CEO of Vasogen, and Dr. James Young, Chairman, Division of Medicine at the Cleveland Clinic Foundation and Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial will host the call.

The conference call can be accessed at 617-213-8854 or 1-866-831-6234, pin code 61349936 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call will be available by dialing 1-617-801-6888 or 1-888-286-8010, pin code 92365502 and will also be available at www.vasogen.com.

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…page 3, June 26, 2006

About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The impact of the Company’s lead product, the Celacade™ technology, on reducing mortality and morbidity in advanced heart failure patients was assessed in the recently completed ACCLAIM trial. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release and upcoming conference call constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, statements on our future plans for Celacade and publication of results from the ACCLAIM trial, statements, concerning our partnering activities, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. Results disclosed are based on data analyzed to date and may not be confirmed upon full analysis of the detailed results of the ACCLAIM trial and additional information relating to safety and efficacy of Celacade may be discovered upon further analysis of trial data and upon further review and analysis of additional trial data. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the “Risks Factors” section of our Annual Information Form and Form 40F for the year ended November 30, 2005 as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Numerical values indicating the statistical significance ("p-values") of results included in this press release are based on analyses that do not account for endpoint multiplicity, and therefore are for information only and are not intended to be used for any future regulatory submissions or in any future product labeling in jurisdictions where such uses are prohibited.

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